Exhibit 99.1

ASX/Media Release

Immutep’s Chinese Partner EOC Pharma

to Start Phase II Metastatic Breast Cancer Study

•	New randomised, double-blind, placebo-controlled phase II clinical study to commence in Q1 CY2021
•	Evaluates the efficacy and safety of eftilagimod alpha in combination with paclitaxel chemotherapy, compared to placebo plus paclitaxel (as per AIPAC study)
•	Fully funded by EOC Pharma, trial will involve approx. 152 patients across 20 clinical trial sites in China
•	Follows encouraging data from Immutep’s ongoing AIPAC Phase IIb study announced end of March and today and presented at the San Antonio Breast Cancer Symposium
•	Global webinar: 11 December at 8.30 am Australian Easter Daylight Time, details below

SYDNEY, AUSTRALIA – 10 December 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce that its Chinese partner, EOC Pharma will commence a new Phase II clinical trial in up to 152 metastatic breast cancer patients in China.

Similar to Immutep’s AIPAC study, the EOC Pharma trial will be a randomised, double-blind, placebo-controlled phase II clinical study with the study endpoints including progression free survival, overall survival and overall response rate. It is expected take place across 20 clinical trial sites in China over 24 months and will evaluate Immutep’s lead product candidate eftilagimod alpha (“efti”, designated EOC202 in China) in combination with paclitaxel in HER2-negative/HR positive metastatic breast cancer patients who have progression after endocrine therapy.

EOC Pharma has received positive scientific advice from the Chinese competent authority, the Chinese National Medical Products Administration, enabling the first patient in to be enrolled and dosed in the trial in Q1 of calendar year 2021.

EOC Pharma CEO, Xiaoming Zou, said: “Breast cancer is now the most common cancer in Chinese women, with more than 1.6 million people being diagnosed and 1.2 million people dying of the disease each year1. It is very important that we find new ways to enhance paclitaxel chemotherapy which continues to be a standard of care for HER2-negative/HR positive metastatic breast cancer patients. Immutep’s recent encouraging interim AIPAC results give us hope we can boost the body’s immune system to deliver better outcomes to patients.”

Immutep CEO Marc Voigt said: “EOC Pharma shares our growing excitement about the potential for the combination of efti with paclitaxel chemotherapy in metastatic breast cancer. Our ongoing AIPAC study evaluating the same combination is already reporting very encouraging data, including a statistically significant survival benefit of 7.1 months in patients under 65 years of age and 9.4 months for patients with a low starting monocyte count. EOC Pharma’s new trial in China brings this innovative new treatment much closer to market for metastatic breast cancer patients.”

EOC Pharma is the exclusive licensee of efti from Immutep for the Chinese market. Under its agreement with Immutep, it will make further milestone payments to the Company if efti achieves specific development milestones as well as undisclosed royalties on sales and is also required to fund the Chinese development of efti.

[1]

Fan, Lei & Strasser-Weippl, Kathrin & Li, Jun-Jie & Louis, Jessica & Finkelstein, Dianne & Yu, Ke-Da & Chen, Wan-Qing & Zhao, Naiqing & Goss, Prof. (2014). Breast cancer in China. The lancet oncology. 15. e279-e289. 10.1016/S1470-2045(13)70567-9.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Webcast Details

Immutep will discuss the recent AIPAC data in a global webcast for investors. Details are as follows:

Date & Time: Friday 11 December at 8.30 am Australian Eastern Daylight Time (AEDT)

Register:         http://public.viavid.com/index.php?id=142664

Questions:      Investors are invited to submit questions in advance via immutep@citadelmagnus.com.

A replay of the webcast will also be available at www.immutep.com from the day after the event.

About EOC Pharma

EOC Pharma is an integrated biopharmaceutical company focusing on the discovery, research, development and commercialization of innovative oncology products. With an insight-driven strategy and integrated business platform, EOC Pharma strives to build a portfolio of products with strategic synergies from independent R&D and licensing and enrich the product pipeline with first- and best -in-class oncology drugs to benefit the millions of patients who currently have limited access to high quality oncology treatments in China.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889